Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MAY 2017	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Filed with SEC Its Annual Report on Form 20-F

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 1, 2017--Natuzzi S.p.A. (NYSE: NTZ) (the “Company”) announced today that it filed with the Securities and Exchange Commission its annual report on Form 20-F (the “Form 20-F”) for the fiscal year ended on December 31, 2016. The Form 20-F is available on the Company’s website www.natuzzi.com in the Investor Relations page under the “SEC Filings” section.

The Company’s shareholders can request a hard copy of the Form 20-F, which includes the audited financial statements, free of charge by contacting the Company at investor_relations@natuzzi.com.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global player in the furniture industry with eight manufacturing plants, eleven commercial offices and extensive global retail network. Natuzzi is the Italian lifestyle and best-known brand in the furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2015). Continuous stylistic research, creativity, innovation, solid craftsmanship and industrial know-how and integrated management throughout the entire value chain are the mainstays that have made Natuzzi one of the few players with global reach in the furniture market. Natuzzi S.p.A. has been listed on the New York Stock Exchange since 13 May 1993. Always committed to social responsibility and environmental sustainability, Natuzzi is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC certified (Forest Stewardship Council). As of 31 December 2016, it employs 5,171 workers all over the world.

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo (IR Manager), tel. +39.080.8820.812
pdirenzo@natuzzi.com
or
NATUZZI US MEDIA CONTACT
Meg Carlozzi (PR), tel. +1 917 330 8769
meg.carlozzi@gmail.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office), tel. +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	MAY 1, 2017	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi